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                               June 2, 2022

       David Pross
       Chief Executive Officer
       Mobile Global Esports, Inc.
       616 South El Camino Real, Suite H
       San Clemente, CA 92672-4294

                                                        Re: Mobile Global
Esports, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 23, 2022
                                                            File No. 333-261877

       Dear Mr. Pross:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 Filed May 23, 2022

       General

   1. Please disclose all related party transactions required by Item 404 of Regulation S-K. In this regard, we note
your May 23, 2022 letter response that "Marco Welch, the
                                                        Company   s Chairman,
is a different person from Marco A. Welch listed as a selling shareholder;" "Marco A.
Welch is the son of Marco Welch;" and Marco A. Welch, the
                                                        son, has 150,000 shares
and is a selling shareholder listed in the selling shareholder list."
 David Pross
Mobile Global Esports, Inc.
June 2, 2022
Page 2

        You may contact Theresa Brillant at 202-551-3307 or Aamira Chaudhry at 202-551-3389
if you have questions on the financial statements and related matters. Please contact Jennie
Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Pross
                                                         Division of
Corporation Finance
Comapany NameMobile Global Esports, Inc.
                                                         Office of Trade &
Services
June 2, 2022 Page 2
cc:       Donald Davis, Esq.
FirstName LastName